SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pinnacle Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

723456109
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723456109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,939,012 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,939,012 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,939,012 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (see Item 5)
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 723456109	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,939,012 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,939,012 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,939,012 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 723456109	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,939,012 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,939,012 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,939,012 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (see Item 5)
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 723456109	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 21, 2014 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 25, 2014 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 11, 2015 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares of common stock, $0.10 par value (the "Common Stock"), of Pinnacle Entertainment, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4 and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $44,188,000 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons entered into the transactions set forth in Item 5(c) below for risk management purposes in the course of managing the size of various positions in its overall portfolio of equity holdings and currently intend to retain a significant interest in the Common Stock. The Reporting Persons continue to believe that the Common Stock currently represents an attractive investment opportunity given their expectation that Issuer's management and the Board will continue to maximize stockholder value, including in connection with the Issuer's recent announcement that it has engaged in talks to sell its real estate assets to Gaming and Leisure Properties Inc. The Reporting Persons continue to support the Issuer's management and the Board to the extent that such efforts are designed to maximize stockholder value.

Depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 723456109	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,939,012 shares of Common Stock, constituting approximately 3.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 60,392,786 shares of Common Stock outstanding as of March 23, 2015, as reported in the Issuer's definitive proxy statement on Schedule 14A in connection with the Issuer's 2015 annual meeting, filed with the Securities and Exchange Commission on April 10, 2015.

Pursuant to the Long Call Options (as defined in Amendment No. 2), the Reporting Persons have economic exposure to 200,000 notional shares of Common Stock, constituting approximately 0.3% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D. The Reporting Persons may also be deemed to beneficially own an additional 388,227 shares of Common Stock, representing approximately 0.6% of the Issuer’s outstanding Common Stock, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which the Reporting Persons are parties (the “Swaps”), as further described in Item 6 of this Schedule 13D. When taking into account the Long Call Options and Swaps, in addition to the 1,939,012 shares of Common Stock that are beneficially owned by the Reporting Persons, the Reporting Persons have combined voting power and economic exposure in the Issuer of approximately 3.2% and 4.2%, respectively, of the Common Stock.

The Swaps and cash-settled call options (including the Long Call Options) do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Stock effected since the filing of Amendment No. 2.

(e) May 4, 2015.

CUSIP No. 723456109	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2015

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 723456109	SCHEDULE 13D/A	Page 8 of 8 Pages

Appendix B

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS SINCE AMENDMENT NO. 2

The following table sets forth all transactions with respect to the shares effected since the filing of Amendment No. 2 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table reflects commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
05/04/2015	(1,000,000)	$37.47